

Mail Stop 3561

November 6, 2008

Thomas L. Saeli
Chief Executive Officer
Noble International, Ltd.
840 West Long Lake Road, Suite 601
Troy, MI 48098

Re: **Noble International, Ltd.**
                Form 10-K
                Filed April 15, 2008
                File No. 001-13581

Dear Mr. Saeli:

      We have conducted a targeted review of the above referenced filing for the legal issues noted below. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K

Signatures

1. Please revise to include the signatures of your principal financial officer and controller or principal accounting officer, signing on behalf of the registrant in their individual capacities. If someone is signing in more than one capacity, please indicate each capacity in which he has signed. Refer to Instruction D to Form 10-K and to Signatures on Form 10-K. Similarly revise your Form 10-K/A.

Form 10-K/A

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 5

Annual Cash Bonus, page 7

2. In future filings, please include narrative disclosure to discuss the bonuses awarded that are listed in the summary compensation table, to the extent applicable. We note, for instance, your disclosure here regarding cash awards to certain executives. However, it is unclear to whom you are referring when discussing the bonuses. Please revise in future filings or advise.

2007 Summary Compensation Table, page 10

3. In future filings, please disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to financial statements, or discussion in Management's Discussion and Analysis. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K. Similarly revise to your 2007 Director Compensation, at page 20, in regards to your stock awards column. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Nolan McWilliams at (202) 551-3217. If you need further assistance, you may contact me at (202) 551-3210.

Regards,

Susan Block
Attorney-Advisor